15027192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

KUN-LUN DEVELOPMENT CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

435 Kingston Drive
(No. and Street)

Danville (City) California (State) 94506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gilbert Kuo - President (925) 736-1014
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 21 2015
REGISTRATIONS BRANCH
17

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gilbert Kuo - President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Kun-Lun Development Corporation, (Company), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Gilbert Kuo - President

Sworn and subscribed to before me this 5th day of February, 20 15.

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-10
(x)	(g)	Computation of Net Capital	11
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(ii) exemption.	12
(x)	(p)	Management's assertion letter regarding (k)(2)(ii) exemption.	13

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 5 day of Feb, 2015 by Gilbert Kuo,

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

FRED J. DELLAR
Commission # 1987309
Notary Public - California
Contra Costa County
My Comm. Expires Aug 3, 2016

Fred J Dellar
Signature (Seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Audit Report
(Title or description of attached document)

____
(Title or description of attached document continued)

Number of Pages ____ Document Date ________

____
Additional information

2015 Version

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Kun-Lun Development Corporation

We have audited the accompanying financial statements of Kun-Lun Development Corporation., (the "Company") (a California corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Kun-Lun Development Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 2, 2015

KUN-LUN DEVELOPMENT CORPORATION
BALANCE SHEET
DECEMBER 31, 2014

ASSETS		
Cash	$	5,308
Deposit at clearing broker		53,326
Securities owned, at fair value		437,256
Receivables		139
Prepaid expense		1,069
Furniture & office equipment, net		2,415
Total Assets	$	499,513
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	3,190
Payable to clearing broker		130,400
Loan payable		1,279
Deferred tax liabilities		76,051
Total Liabilities		210,920
Contingencies		-
Stockholder's Equity:		
Common stock - no par value 50,000,000 shares authorized, 6,300,000 shares issued and outstanding		600,000
Accumulated (deficit)		(425,485)
Accumulated other comprehensive income		114,078
Total Stockholder's Equity		288,593
Total Liabilities and Stockholder's Equity	$	499,513

See Independent Accountants' Report and Accompanying Notes

KUN-LUN DEVELOPMENT CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Commissions	$ 6,419
Interest and dividend income	8,773
Other income	25,852
Realized gain on securites sold	41,772
Total revenues	82,816
Costs and Expenses:	
Insurance	16,271
Professional	5,000
Commission	20,000
Travel & entertainment	4,774
Computer	6,392
Clearing	1,780
Interest	3,480
Telephone	3,455
Automobile	175
Regulatory	1,854
Office	1,311
Taxes	2,506
Depreciation	5,172
Total costs and expenses	72,170
Net income	10,646
Other comprehensive income:	
Unrealized gain on securities	31,776
Deferred income taxes	(12,710)
Total other comprehensive income:	19,066
Total comprehensive income	$ 29,712

See Independent Accountants' Report and Accompanying Notes

KUN-LUN DEVELOPMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows From Operating Activities:		
Net income	$	10,646
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		5,172
Total comprehensive income		19,066
Changes in operating assets and liabilities:		
(Increase) in receivables		(77)
(Increase) in prepaid expense		(529)
(Decrease) in accounts payable		(679)
(Decrease) in payable to clearing broker		(3,921)
(Decrease) in loan payable		(5,034)
Increase in deferred tax liability		12,710
Net cash provided by operating activities		37,354
Cash flows from investing activities:		
Purchase of furniture and equipment		(590)
Cost of securities purchased		(35,385)
Net cash (used) by investing activities		(35,975)
Cash flows from financing activities:		-
Net increase in cash		1,379
Cash at beginning of year		3,929
Cash at end of year	$	5,308

See Independent Accountants' Report and Accompanying Notes

KUN-LUN DEVELOPMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Accumulated (deficit)	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balances, January 1, 2014	$ 600,000	$ (436,131)	95,012	$ 258,881
Net income	-	10,646	-	10,646
Other comprehensive income:	-	-	19,066	19,066
Balances, December 31, 2014	$ 600,000	$ (425,485)	114,078	$ 288,593

See Independent Accountants' Report and Accompanying Notes

1. ORGANIZATION AND NATURE OF BUSINESS

Kun-Lun Development Corporation (the "Company") is a California company formed in 1995 as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Securities transactions are cleared through Southwest Securities, Inc. on a fully disclosed basis. The Company has adopted December 31 as its year end.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and Southwest Securities Group (SWS), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by SWS

2. SIGNIFICANT ACCOUNTING POLICIES

Cash
Cash consists of demand deposits with a commercial bank which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Comprehensive Income
The Company complies with FASB ASC 220-10-45-3 and 45-5 (Reporting Comprehensive Income, Paragraphs 9 and 14) which requires comprehensive income to be reported when a company presents a full set of financial statements that report financial position, results of operations, and cash flows. Comprehensive income refers to net income plus other comprehensive income that are reported as separate components of stockholder's equity. The Company complies with the rules for the reporting and disclosure of comprehensive income (loss) in the unrealized gain (loss) to be included in other comprehensive income (loss).

Investments Available for Sale
Investments available for sale consist of equity securities not classified as trading securities of as held-to-maturity securities and not mortgage-backed securities. Unrealized holding gains and losses, net of tax, on investments available for sale are reported as a net amount as a separate component of stockholders' equity as comprehensive income, until realized. At December 31, 2014 the fair value of investments available for sale amounted to $437,256.

Revenue Recognition
The Company's financial statements are prepared using the accrual method of accounting.

Commission revenue and related expenses arising from securities transactions are recorded on a settlement-date basis. Revenue and expenses recognized on a settlement-date basis are not materially different from a trade-date basis.

Clearing Deposit
Under the Company's clearing agreement, a good faith deposit of $50,000 is required to be held with the clearing broker. The Company clears its transactions through Southwest Securities; there is $53,326 clearing deposit at December 31, 2014.

Property, plant, and equipment
The Company owns office furniture, computer systems, and a BMW vehicle, recorded at cost, net of accumulated depreciation. Depreciation is computed under the straight-line method over their estimated useful lives of 5 to 7 years. Total accumulated depreciation at December 31, 2014 was $124,632.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes as proscribed by FASB ASC 740-10-1 through 25, (formerly SFAS No. 109) , "Accounting for Income Taxes". Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, losses and tax credit carry-forwards.

The Company's accounting policy for valuating uncertain tax positions during the financial statement periods is based on the recognition and disclosure contingencies under FASB ASC 740.

Use of Estimates
The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2014, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Securities Valuation and Fair Value Measurements

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes the inputs to valuation methods. The three levels of input are:

Level 1

Unadjusted quoted prices in active markets that the Company has the ability to access for identical assets or liabilities.

Level 2

Observable inputs other than quoted prices included in Level 1. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar (but not identical) instruments, and similar data.

Level 3

Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about what a market participant would use in valuing the asset or liability, based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to that security. To the extend the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Transfers between levels are recognized at the end of the reporting period.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows:

Equity Securities (Common Stock and Exchange Traded Funds)

Investments in securities and securities sold short that are listed on national exchanges are valued at the last sales price on the last business day of the year on the exchange that constitutes its principal market. Investments in securities and securities sold short that are traded over the counter are valued at the last sales price on the last business day of the year. Investments in securities and securities sold short for which no sale occurred on the last business day of the year are valued at the mean of the high bid and low asked prices. To the

extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Common stock for which quotations are not readily available are valued at fair value as determined in good faith by the Company and are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments (Options)

Listed derivatives that are actively traded are valued based on quoted prices from the exchange are categorized in Level 1 of the fair value hierarchy.

The following table summarizes the inputs used to value the Company's investments in securities measured at fair value as of December 31, 2014:

Description	Level 1	Level 2	Level 3	Total
Common Stocks	$437,256	0	0	$437,256

Securities sold short are measured at fair value using Level 1 inputs.
Gains and losses (realized and unrealized), if any, are included in the net realized gain on investments in securities, net realized loss on securities sold short, and net change in unrealized depreciation of investments in securities and securities sold short in the statement of operations.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $216,652, which was $116,652 in excess of the FINRA minimum capital requirement.

4. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation. The Company seeks to control off-balance-sheet credit risk by monitoring its customers' transactions and reviewing information it receives from its clearing broker on a daily basis.

5. PAYABLE TO CLEARING BROKER

The payable to the clearing broker of $130,400 is for margin loans collateralized by securities owned.

6. INSTALLMENT LOANS

On March 17, 2010, the Company purchased a 2007 BMW 328i coupe for $24,111. The purchase was financed at an interest rate of 2.50%. Principal and interest are to be paid in 60 monthly installments of $427.91. The loan is scheduled to be satisfied on March 17, 2015.

7. RELATED PARTIES

Gilbert Kuo, president and shareholder of Kun-Lun Development Corporation, received commissions of $20,000 for the year ending December 31, 2014.

8. RISK CONCENTRATION

At December 31, 2014, securities owned at fair value are $437,256, which includes 8,000 shares of Intel Corporation common stock (valued at $290,320).

9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 2, 2015, which is the date the financial statements were available to be issued.

Schedule I

KUN-LUN DEVELOPMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL:	
Total stockholder's equity	$ 288,593
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	(1,069)
Property and equipment, net	(2,415)
Other additions:	
Deferred taxes related to unrealized gains included in net capital	45,324
Net capital before haircuts on securities positions	330,433
Haircuts on securities positions	(65,588)
Undue concentration	(48,193)
Net Capital	$ 216,652
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 4,469
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 298
Minimum net capital required	$ 100,000
Excess net capital	$ 116,652
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 96,652
Percentage of aggregate indebtedness to net capital is	2%

The above computation agrees with the December 31, 2014 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Board of Directors of
Kun-Lun Development Corporation

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Kun-Lun Development Corporation (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that Kun-Lun Development Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 2, 2015

KLDC

Kun-Lun Development Corp.
435 Kingston Drive
Danville, California 94506
Tel. (925) 736-1014 Fax (925) 791-5109
E-mail: kunlun@msn.com

Assertions Regarding Exemption Provisions

We, as members of management of Kun-Lun Development Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

Kun-Lun Development Corporation

By: ______________________
Gilbert Kuo – President

January 29, 2015